Simpson Thacher & Bartlett
icbc tower, 35th floor 3 garden road, central hong kong
telephone: +852-2514-7600 facsimile: +852-2869-7694
Direct Dial Number +852-2514-7660	E-mail Address dfertig@stblaw.com

October 3, 2022

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Blaise Rhodes
Linda Cvrkel
Nicholas Nalbantian
Donald Field

Re:	Alibaba Group Holding Ltd
Form 20-F for the Fiscal Year Ended March 31, 2022
Filed July 26, 2022
File No. 001-36614

Ladies and Gentlemen:

On behalf of our client, Alibaba Group Holding Limited, a company organized under the laws of the Cayman Islands (together with its subsidiaries, the “Company” or “Alibaba”), we respond to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 7, 2022 (the “September 7 Comment Letter”), relating to the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2022 filed with the Commission on July 26, 2022 (the “2022 20-F”).

Set forth below are the Company’s responses to the Staff’s comments in the September 7 Comment Letter. The Staff’s comments are retyped below for ease of reference. The Company respectively advises the Staff that where the Company proposes to add or revise disclosure to its future filings on Form 20-F in response to the Staff’s comments, the changes to be made will be subject to relevant factual updates and changes in relevant laws or regulations, or in interpretations thereof.

michael j.c.M. ceulen	marjory j. ding	daniel fertig	adam C. furber	YI GAO	MAKIKO HARUNARI	Ian C. Ho	JONATHAN HWANG	anthony d. king	jin hYUK park	christopher k.s. wong

resident partners simpson thacher & bartlett, hong kong is an affiliate of simpson thacher & bartlett llp with offices in:
New York	Beijing	Brussels	Houston	LONDON	Los Angeles	Palo Alto	SÃO PAULO	TOKYO	Washington, D.C.

Simpson Thacher & Bartlett
October 3, 2022	-2-

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Item 3. Key Information, page 1

1.	Please disclose prominently that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. Explain in this section whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company as a result of this structure.

The Company respectfully refers the Staff to “Item 3. Key Information — D. Risk Factors” under the heading “Summary of Risk Factors” on page 1 of the 2022 20-F where the Company disclosed that it is a Cayman Islands holding company that does not directly engage in business operations itself, and that the Company operates its Internet business and other business in which foreign investment is restricted or prohibited in the PRC through contractual arrangements with VIEs, including cross-reference to detailed discussion of risks related to the VIE structure under “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure.”

In response to the Staff’s comment, in the Company’s future filings on Form 20-F, the Company will summarize and consolidate its disclosure of the risks associated with the VIE structure, including the disclosure noted in the Staff’s comment, at the beginning of “Item 3. Key Information” under the heading “The VIE Structure Adopted by Our Company — Risks Related to the VIE Structure” before “B. Capitalization and Indebtedness.” The Company proposes to revise disclosure consistent with the changes set forth in Annex A in its annual report on Form 20-F for the fiscal year ending March 31, 2023 (the “2023 20-F”).

Simpson Thacher & Bartlett
October 3, 2022	-3-

2.	Provide prominent disclosure in this section about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. This section should address, but not necessarily be limited to, the risks highlighted elsewhere in the annual report.

The Company respectfully refers the Staff to “Item 3. Key Information — D. Risk Factors” under the heading “Summary of Risk Factors” on page 3 of the 2022 20-F for a summary of the risks related to the Company’s operations in China, as well as detailed discussion of the risks under “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the People’s Republic of China.”

In response to the Staff’s comment, in the Company’s future filings on Form 20-F, the Company will summarize and consolidate its disclosure of the risks related to operations in China, including the disclosure noted in the Staff’s comment, at the beginning of “Item 3. Key Information” under the heading “Key Information Related to Doing Business in the People’s Republic of China — Risks and Uncertainties Related to Doing Business in the People’s Republic of China” and “Holding Foreign Companies Accountable Act”, before “B. Capitalization and Indebtedness.” In its 2023 20-F, the Company proposes to revise disclosure consistent with the changes set forth in Annex A.

3.	Please disclose prominently here and throughout the annual report that you have been included on the conclusive list of issuers identified under the HFCAA on our website and acknowledge the ramifications of such identification, including volatility in the trading price of your ordinary shares/other listed or quoted securities. Additionally, when discussing the HFCAA, please update your disclosure throughout the annual report to discuss the fact that on August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People's Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that in its future filings on Form 20-F, the Company will provide appropriate updates regarding its status as a “commission-identified issuer” as well as the risks of delisting and of its securities being prohibited from trading in the United States. The Company also notes that it has disclosed its status as a “commission-identified issuer” in Exhibit 99.1, “Alibaba Group Provides Update on its Status under the U.S. Holding Foreign Companies Accountable Act,” to its current report on Form 6-K furnished to the Commission on August 1, 2022.

Simpson Thacher & Bartlett
October 3, 2022	-4-

The Company respectfully advises the Staff that in its 2023 20-F, the Company will add the disclosure noted in the Staff’s comment to “Item 3. Key Information” under the heading “Holding Foreign Companies Accountable Act” before “B. Capitalization and Indebtedness,” consistent with the changes set forth in Annex A and also update its risk factor (as further discussed in the response to comment 14 below).

4.	Please refrain from using terms such as “we” or “our” when describing activities or functions of the VIE. We note, as one example only, on page 43 that you refer to the VIE structure as "our VIE structure."

In response to the Staff’s comment, in its 2023 20-F, the Company intends to revise the references to “our VIE structure” currently on pages 43 and 98 of the 2022 20-F to “the VIE structure adopted by us.” The Company acknowledges the Staff’s comment and respectfully advises the Staff that in its future filings on Form 20-F, the Company will refrain from using such terms as noted in the Staff’s comment.

5.	Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

The Company respectfully refers the Staff to “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources” under the heading “Holding Company Structure” on pages 159 and 160 of the 2022 20-F for (i) the description of cash transfer between the Company, the Company’s subsidiaries and the VIEs, (ii) the disclosure of dividends to the Company’s investors, and (iii) the discussion of restrictions on the ability of the Company’s PRC subsidiaries to distribute earnings overseas. In response to the Staff’s comment, the Company respectfully advises the Staff that it will move such existing disclosure to “Item 3. Key Information” under the heading “Cash Flows through our Company” before “B. Capitalization and Indebtedness,” consistent with the changes set forth in Annex A.

Simpson Thacher & Bartlett
October 3, 2022	-5-

Furthermore, the Company acknowledges the Staff’s comment and respectfully advises the Staff that in its 2023 20-F, the Company will add disclosure of the settlement of fees under the contractual arrangements with the VIEs to “Item 3. Key Information” under the heading “Cash Flows through our Company” before “B. Capitalization and Indebtedness,” consistent with the changes set forth in Annex A.

6.	Please amend this section and your Summary of Risk Factors on page 1 and risk factors to state that, to the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash or assets. In this section, provide cross-references to these other discussions.

The Company respectfully advises the Staff that, with respect to cash or assets in the Company’s business in Hong Kong or a Hong Kong entity, there are no interventions in or impositions of restrictions and limitation by the PRC government on the ability of the Company or the Company’s subsidiaries to transfer cash or assets.

The Company acknowledges the Staff’s comment and respectfully refers the Staff to the existing disclosure of the PRC government’s restrictions and limitations on foreign exchange in “Item 3. Key Information — D. Risk Factors — Restrictions on currency exchange or outbound capital flows may limit our ability to utilize our PRC revenue effectively” on page 52 of the 2022 20-F, and “Item 4. Information on the Company — B. Business Overview — Regulation — Other Regulations — Regulation of Foreign Exchange and Dividend Distribution” on page 117 of the 2022 20-F.

In response to the Staff’s comments, the Company respectfully advises the Staff that the Company intends to highlight such risks under Item 3. “Key Information” under the heading “Cash Flows through our Company ” before “B. Capitalization and Indebtedness” in its 2023 20-F, consistent with the changes set forth in Annex A. The Company also intends to revise the Summary of Risk Factors, as substantially set forth in Annex B, in its 2023 Form 20-F to more prominently highlight the risks related to restrictions on currency exchange or outbound capitals.

Simpson Thacher & Bartlett
October 3, 2022	-6-

7.	To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors, summarize the policies in this section, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state in this section that you have no such cash management policies that dictate how funds are transferred.

The Company respectfully advises the Staff that although the Company has implemented procedures and control mechanisms to manage the transfer of funds within its organization to support the Company’s business needs and in compliance with applicable laws and regulations, the Company does not have specific cash management policies in place that dictate how funds are transferred between the Company, the Company’s subsidiaries, the VIEs or the Company’s investors.

In response to the Staff’s comment, in its 2023 20-F, the Company intends to include the following disclosure in “Item 3. Key Information” under the heading “Cash Flows through our Company”, consistent with the changes set forth in Annex A:

“We do not have specific cash management policies in place that dictate how funds are transferred between Alibaba Group Holding Limited, our subsidiaries, the VIEs or our investors. However, we have implemented procedures and control mechanisms to manage the transfer of funds within our organization to support our business needs and in compliance with applicable laws and regulations.”

8.	Please disclose clearly and early in this section that the company uses a structure that involves a VIE based in China and what that entails. In addition, please also provide early in this section a diagram of the company’s corporate structure, identifying the person or entity that owns the equity in each depicted entity. With respect to the disclosed contractual arrangements with the VIEs in the diagram to be included here and in Item 4.C on page 121, please revise to use dashed lines without arrows. Additionally, describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. We note your description of the relevant agreements between the entities on pages 121 to 126, however also disclose here how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.

Simpson Thacher & Bartlett
October 3, 2022	-7-

The Company acknowledges the Staff’s comment and respectfully advises the Staff that in its 2023 20-F, the Company will add the Company’s corporate structure chart and diagrams illustrating the contractual arrangements with the VIEs, currently disclosed on pages 121, 122 and 124 of the 2022 20-F (with revised dashed lines), as well as a summary of Company’s existing description of contractual arrangements with the VIEs and the uncertainties related to these contracts and the enforcement of these contracts to “Item 3. Key Information” under the heading “The VIE Structure Adopted by Our Company — Our Corporate Structure” before “B. Capitalization and Indebtedness” as set forth in Annex A.

With respect to the Staff’s request for disclosure regarding the rights and challenges of the Cayman Islands holding company in its enforcement of contractual agreements, the Company respectfully advises the Staff that the Company’s contractual arrangements are made among the Company’s subsidiaries, variable interest entities and the variable interest entity equity holders – the Cayman Islands holding company itself is not a party to the contractual arrangements. In response to the Staff’s comment, in the summary disclosure to be added to “Item 3. Key Information” under the heading “The VIE Structure Adopted by Our Company — Our Corporate Structure” before “B. Capitalization and Indebtedness” discussed above, the Company proposes to discuss the uncertainties of such contractual rights of the Company’s subsidiaries and challenges the Company’s subsidiaries may face in enforcing such rights as set forth in Annex A.

9.	We note your disclosure that the Cayman Islands holding company controls and receives the economic benefits of the VIE’s business operations through contractual agreements between the VIE and your Wholly Foreign-Owned Enterprise (WFOE). We also note your disclosure that the Cayman Islands holding company is the primary beneficiary of the VIE. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control, effective control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that in its future filings on Form 20-F, the Company will refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIEs and to clarify that the Company is the primary beneficiary of the VIEs for accounting purpose only. In its 2023 20-F, the Company intends to revise the heading “Contracts that Give Us Effective Control of the Variable Interest Entities” and the heading “Contracts that Enable Us to Receive Substantially All of the Economic Benefits from the Variable Interest Entities” under the section “Item 4. Information on the Company — C. Organizational Structure” on page 125 and page 126 of the 2022 20-F, to “Contracts that Give Us the Power to Direct the Activities of the Variable Interest Entities for Accounting Purpose” and “Contracts that Give Us the Obligation to Absorb Losses or the Right to Receive Benefits from the Variable Interest Entities for Accounting Purpose”, respectively (which sections will also be summarized in “Item 3. Key Information” under the heading “The VIE Structure Adopted by Our Company — Our Corporate Structure” in the Company’s 2023 20-F as set forth in Annex A.)

Simpson Thacher & Bartlett
October 3, 2022	-8-

The Company also intends to revise note 1(c) to the Company’s audited consolidated financial statement, currently on page F-16 of its 2022 20-F as follows:

“The consolidated financial statements include the financial statements of the Company and its subsidiaries, which include the PRC-registered entities directly or indirectly owned by the Company (“WFOEs”) and variable interest entities (“VIEs”) over which the Company is the primary beneficiary for accounting purposes only. All transactions and balances among the Company ~~and~~, its subsidiaries and the VIEs have been eliminated upon consolidation. The results of subsidiaries acquired or disposed of are recorded in the consolidated income statements from the effective date of acquisition or up to the effective date of disposal, as appropriate.”

10.	Disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer your securities to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE’s operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. In this regard, we note certain responsive information is presented in the sections captioned "Permissions and Approvals Required to be Obtained from PRC Authorities for our Business Operations" and "Permissions and Approvals Required to be Obtained from PRC Authorities for our Securities Offerings" on pages 98-99. Please revise to provide the requested information on permissions and approvals here along with all other China-based issuer disclosure.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that in its 2023 20-F, the Company will update and move the paragraphs currently on pages 98 and 99 of its 2022 20-F under the headings “Permissions and Approvals Required to be Obtained from PRC Authorities for our Business Operations” and “Permissions and Approvals Required to be Obtained from PRC Authorities for our Securities Offerings” to under “Item 3. Key Information — Key Information Related to Doing Business in the People’s Republic of China” before “B. Capitalization and Indebtedness,” as set forth in Annex A.

Simpson Thacher & Bartlett
October 3, 2022	-9-

11.	We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading. In this regard, we note certain responsive information is presented in the section captioned "Variable Interest Entity Financial Information" on page 150. The condensed consolidating schedule should also be presented here along with all other China-based issuer disclosure.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that in its 2023 20-F, the Company will update and move the paragraphs currently on pages 150 through 156 of its 2022 20-F under the heading “The VIE Structure Adopted by Our Company — Variable Interest Entity Financial Information” to under “Item 3. Key Information” before “B. Capitalization and Indebtedness,” as set forth in Annex A.

Simpson Thacher & Bartlett
October 3, 2022	-10-

D. Risk Factors

Summary of Risk Factors, page 1

12.	Please revise the Summary of Risk Factors to disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with specific cross-references to the more detailed discussion of these risks in the annual report. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

The Company respectfully refers the Staff to the existing summary disclosure of its corporate structure risks in the section “Item 3. Key Information — D. Risk Factors” under the heading “Summary of Risk Factors” on page 7 of the Company’s 2022 20-F.

The Company further acknowledges the Staff’s comment and respectfully advises the Staff that in its 2023 20-F, it will add more specific disclosure on the PRC government’s influence over China operations and oversight of Chinese companies listing overseas in the section “Item 3. Key Information — D. Risk Factors” under the heading “Summary of Risk Factors”, substantially in the form set forth in Annex B.

Moreover, as noted in the response to comments 1 and 2 above, the Company will prominently disclose the risks related to its corporate structure and China operations at the beginning of “Item 3. Key Information”, substantially in the form set forth in Annex A.

Our business is subject to complex and evolving domestic and international laws and regulations regarding privacy and data protection, page 23

13.	In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, please revise your risk factor disclosure to explain in greater detail how this oversight impacts your business and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. In this regard, we note that the risk factor generally describes the new and proposed regulations but doesn't evaluate how the company will actually be impacted by the new or proposed regulations. Revise to clarify and specifically address if you will be subject to a cybersecurity review. To the extent you do not believe you will be subject to a cybersecurity review, discuss how you came to that conclusion including the underlying facts and circumstances which support that determination. For example, the third paragraph discusses operators of critical information infrastructure, network platform operators and data processors but doesn't provide any analysis regarding whether the company will be captured by these new or proposed regulations based upon the company's number of users or the type of data that the company collects. Please revise as applicable so investors can clearly understand how these new and proposed regulations will impact the company and any future offerings. Lastly, to the extent applicable, please revise the the company's permissions and approvals discussions on pages 98 and 99.

Simpson Thacher & Bartlett
October 3, 2022	-11-

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the laws and regulations concerning personal data, privacy protection and cybersecurity in China are relatively recent, and substantial uncertainties still exist with respect to how they will be interpreted and implemented. Therefore, the Company is currently unable to assess how exactly these laws and regulations will impact the Company. The Company is closely monitoring the development of data security, privacy and cybersecurity laws and regulations and will timely provide any updates in future filings regarding the interpretation and implementation of the relevant laws and regulations as well as any material implications that they may have on the Company. To the extent that the Company is able to evaluate the impact of these laws as well as the steps that the Company has taken to respond to these laws and regulations, in its 2023 20-F, the Company intends to revise the disclosure currently on pages 23 through 25 of the 2022 20-F substantially in the form set forth in Annex C.

Risk Factors

Risks Related to Doing Business in China

If our auditor is sanctioned or otherwise penalized by the PCAOB or the SEC as a result of failure to comply with inspection or..., page 48

14.	We note your disclosure about the Holding Foreign Companies Accountable Act and the Accelerating Holding Foreign Companies Accountable Act. Please revise to add a standalone risk factor to discuss these regulations and how they could affect your company.

In response to the Staff’s Comments, the Company respectfully advises the Staff that in its 2023 20-F, the Company intends to break out the disclosure about the Holding Foreign Companies Accountable Act and the Accelerating Holding Foreign Companies Accountable Act on pages 47 through 48 of its 2022 20-F under the risk factor titled “If our auditor is sanctioned or otherwise penalized by the PCAOB or the SEC as a result of failure to comply with inspection or investigation requirements, our financial statements will be determined to be not in compliance with the requirements of the U.S. Exchange Act or other laws or rules in the United States, which could ultimately result in our ADSs being delisted and materially and adversely affect our other securities” into a standalone risk factor titled “Our ADSs will be delisted and our ADSs and shares prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCA Act, if the PCAOB is unable to inspect or investigate completely auditors located in China.” The Company will also provide updates in this standalone risk factor in its 2023 20-F that the Company has been included on the conclusive list of issuers identified under the HFCA Act and the latest development of the cooperation between the PCAOB and the Chinese regulatory authorities regarding the full inspection and investigation of registered public accounting firms headquartered in mainland China and Hong Kong.

Simpson Thacher & Bartlett
October 3, 2022	-12-

Permissions and Approvals Required to be Obtained from PRC Authorities for our

Business Operations, page 98

15.	We note your disclosure that "[you] believe that [your] consolidated subsidiaries and the VIEs in China have received the requisite licenses, permissions and approvals from the PRC authorities as are necessary for [your] material business operations in China." The disclosure here should not be qualified by materiality. Please make appropriate revisions to your disclosure.

The Company has removed the materiality qualifier with respect to the statement about the Company’s business operations. In light of the diversity and scale of the Company’s businesses, however, the Company believes it is customary and appropriate to add a materiality qualifier to the disclosure of the requisite licenses, permissions and approvals the Company holds. In its 2023 20-F, the Company intends to revise the disclosure currently on page 98 of the 2022 20-F as follows (which will be moved to “Item 3. Key Information” before “B. Capitalization and Indebtedness” in the Company’s 2023 20-F, as noted in the response to comment 10 above):

“We believe that our consolidated subsidiaries and the VIEs in China have received the ~~requisite~~ material licenses, permissions and approvals from the PRC authorities as are necessary for our ~~material~~ business operations in China.”

16.	With respect to the disclosure in this section and the following section on page 99, we note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you do not need any additional permissions and approvals to operate your business and to offer securities to investors. If true, state as much and explain why such an opinion was not obtained.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, in its 2023 20-F, it intends to revise the disclosure currently on page 99 of the 2022 20-F (which will be moved to “Item 3. Key Information” before “B. Capitalization and Indebtedness” in the Company’s 2023 20-F, as noted in the response to comment 10 above) as follows:

“The PRC government has announced its plans to enhance its regulatory oversight of Chinese companies listing overseas. In connection with our prior securities offerings and overseas listings, under PRC laws and regulations in effect as of the date of this annual report, after consulting our PRC legal counsel, Fangda Partners, we are not aware of any PRC laws or regulations which explicitly require us to obtain any permission from the CSRC or other Chinese authorities, and we, our consolidated subsidiaries and the VIEs in China (i) have not been required to obtain any permission from or complete any filing with, ~~and~~ (ii) have not been required to go through a cybersecurity review by ~~PRC Authorities~~ the Cyberspace Administration of China, and (iii) have not received or were denied such requisite permissions by any PRC authority.”

Simpson Thacher & Bartlett
October 3, 2022	13-

With respect to the Company’s disclosure relating to permissions and approvals required to be obtained from PRC authorities for the Company’s business operations, the Company respectfully advises the Staff that the Company has implemented policies and procedures to ensure that the Company obtains and maintains the necessary permissions and approvals to conduct its business. The Company believes that obtaining a legal opinion on this matter, which would require extensive due diligence work by counsel, particularly considering the diversity and scale of the Company’s business, would be excessively burdensome for the purpose of annual report disclosure and would not provide additional meaningful assurance to investors.

Item 5. Operating and Financial Review and Prospects

Non-GAAP Measures, page 140

17.	In your reconciliation of net income attributable to ordinary shareholders to Non-GAAP net income attributable to ordinary shareholders on page 143, you indicate that the Non-GAAP adjustments to net income agree to those in the table above in the reconciliation of net income to Non-GAAP net income. However, we note that the adjustments for the year ended March 31, 2022 on page 143 of RMB 81,593 do not agree to those in the table on page 142 of RMG 89,309. Please advise or revise as appropriate.

The Company respectfully advises the Staff that the “Non-GAAP adjustments to net income” in the reconciliation of net income attributable to ordinary shareholders to Non-GAAP net income attributable to ordinary shareholders on page 143, was in fact referring to “Non-GAAP adjustments to net income attributable to ordinary shareholders” of RMB81,593 million, which is different from “Non-GAAP adjustments to net income” in the table on page 142 of RMB 89,309 million for the year ended March 31, 2022.

The difference of RMB7,716 million mainly represents the non-GAAP adjustment of impairment of goodwill in relation to a non-wholly owned subsidiary, where a portion of the non-GAAP adjustment should also be attributable to the noncontrolling interest. Therefore, it should be excluded from the non-GAAP adjustments in the reconciliation table of “Net income attributable to ordinary shareholders to Non-GAAP net income attributable to ordinary shareholders” on page 143.

Simpson Thacher & Bartlett
October 3, 2022	-14-

In its 2023 20-F, the Company will make clear distinction between the “Non-GAAP adjustments to net income” and the “Non-GAAP adjustments to net income attributable to ordinary shareholder” as presented in the reconciliation tables and will revise to reflect the updated disclosure throughout its filing.

Share of Results of Equity Method Investees, page 149

18.	Your equity in the earnings of Ant Group for the year ended March 31, 2022 appears to exceed 40% of your earnings before taxes for this period. Please tell us your consideration of providing financial statements for the Ant Group pursuant to Rule 3-09 of Regulation S-X for all periods presented in your financial statements. Refer to Rule 102(w) of Regulation S-X for significance tests required under Rule 3-09 of Regulation S-X. Please note that audited financial statements are required for only those periods in which the significance tests outlined in Rule 3-09 of Regulation S-X are satisfied.

The Company respectfully advises the Staff that, for all periods presented in the Company’s financial statements, Ant Group does not meet the definition of “significant subsidiary” under the investment test and income test according to Rule 1-02(w) of Regulation S-X required under Rule 3-09 of Regulation S-X. For the income test, according to Rule 1-02(w)(1)(iii)(A) of Regulation S-X, the test is only met when both (1) earnings before taxes attributable to the Company and (2) proportionate share of the total revenue of Ant Group exceed 20% of such amounts in the Company’s consolidated financial statements. As the proportionate share of the total revenue from Ant Group is below 20% of the Company’s total revenue for all periods presented, disclosure of the financial statements of the Ant Group is not required pursuant to Rule 3-09 of Regulation S-X.

Item 9. The Offer and Listing

C. Markets, page 201

19.	We note your public announcements that the company plans to pursue a primary listing on the Hong Kong Stock Exchange and become dual-primary listed in New York and Hong Kong. Please revise to discuss in greater detail this market listing change to include timing expectations and any impact on your current NYSE listing. Please include enough information so that investors can fully understand the current and future listing of your securities.

In response to the Staff’s comment, in its future filings on Form 20-F, the Company proposes to add the disclosure noted in the Staff’s comment under “Item 9. The Offer and Listing — C. Markets” and will provide sufficient information for investors to fully understand the Company’s current and future listing status.

Simpson Thacher & Bartlett
October 3, 2022	-15-

The Company also respectfully refers the Staff to “Item 12. Description of Securities Other Than Equity Securities — D. American Depositary Shares — Conversion Between ADSs and Shares” in the 2022 20-F, which contains disclosure pertinent to the Company’s listings relating to the convertibility and fungibility of its ADSs trading on the NYSE and its ordinary shares trading on the Hong Kong Stock Exchange.

Consolidated Income Statements, page F-5

20.	Refer to your tabular presentation of revenue by type on page F-49. We note that “Sales of goods” has increased over time as a percentage of total revenue and is approximately 30% of your total revenues in fiscal 2022. We also acknowledge your response included in your letter dated October 25, 2019, related to our prior review of your March 31, 2019 Form 20-F. Given the significant increase in sales of goods in recent periods, please tell us how you considered the guidance in Rule 5-03(b)(1) and (2) of Regulation S-X which requires you to separately disclose on the face of your income statement revenues and cost of revenue related to sales of products and services.

The Company respectfully advises the Staff that the Company has developed the Alibaba Ecosystem to offer a comprehensive range of products and services through its global commerce platforms and create value for its consumers and merchants. The Company aims to offer upgraded consumer experiences by seamlessly integrating online and offline capabilities of its marketplaces and direct sales businesses. By expanding its supply chain networks and strengthening in-house sourcing capabilities, the Company aims to further enhance its product and supply chain capabilities so that consumers can enjoy a broad variety of quality products at different price points with a wide selection of delivery options that satisfy their varying needs.

The Company further advises the Staff that the primary objective of the Company’s direct sales businesses (often referred to as “1P businesses,” as opposed to the Company’s e-commerce platform businesses that enable merchants to sell products and services to consumers, which is referred to as “3P businesses” in this response) is to enhance its product supply and service capabilities in order to offer better consumer experiences and contribute additional traffic to the Alibaba Ecosystem.

As explained in our letter to the Staff dated October 25, 2019, the Company believes that separate disclosure on the face of income statement of revenue and cost of revenue related to sales of goods would not fairly and accurately depict how management operates and manages its businesses and may be misleading to investors.

Simpson Thacher & Bartlett
October 3, 2022	-16-

The Company manages services and product offerings across its marketplaces as a whole by leveraging resources and infrastructure without allocating costs between its 1P and 3P businesses. Given the Company’s 1P businesses are not operated as a standalone line of business, the Company believes that separate presentation of the gross profit related to the sale of goods would give undue emphasis to the Company’s 1P businesses. Furthermore, given the Company’s existing systems and processes have been designed to capture the total costs incurred by the Company’s marketplaces collectively, which include bandwidth and co-location fees, depreciation and maintenance expenses for servers and computers, staff costs and traffic acquisition costs shared by all business activities on its marketplaces, it would be difficult to distinguish and allocate the cost of revenue between its 1P and 3P businesses in a reasonable and consistent manner. The Company respectfully submits that separate disclosure of cost of revenue by type of sales would require significant effort to assemble such information.

The Company respectfully advises the Staff that the Company acknowledges the increase in sales of goods over time as a percentage of total revenue, but there has been no change in how management operates and manages its businesses. The Company believes that the current presentation best reflects the economic substance of its businesses, which also aligns with the presentation adopted by its industry peers who do not separately disclose revenue and cost of revenue related to sales of products and services.

*         *         *         *

If you have any question regarding the responses contained in this letter, please do not hesitate to contact me at +852-2514-7660 or dfertig@stblaw.com.

Very truly yours,

/s/ Daniel Fertig
Daniel Fertig

Enclosures

cc:	Daniel Yong Zhang, Chief Executive Officer
Toby Hong Xu, Chief Financial Officer
Sara Siying Yu, General Counsel
Alibaba Group Holding Limited

Ricky Shin, Partner Daniel Chan, Partner Cynthia Ning, Partner
PricewaterhouseCoopers

Annex A

To be added to Item 3. “Key Information” before “B. Capitalization and Indebtedness” in the 2023 20-F:

The VIE Structure Adopted by Our Company

Risks Related to the VIE Structure

Alibaba Group Holding Limited is a Cayman Islands holding company. It does not directly engage in business operations itself. Due to PRC legal restrictions on foreign ownership and investment in certain industries, we, similar to all other entities with foreign-incorporated holding company structures operating in our industry in China, operate ~~through VIEs~~ our Internet businesses and other businesses in which foreign investment is restricted or prohibited in the PRC through variable interest entities, or VIEs. The VIEs are incorporated and owned by PRC citizens or by PRC entities owned and/or controlled by PRC citizens, and not by our company. We ~~have entered into certain contractual arrangements which collectively enable us to exercise effective control over the VIEs and realize substantially all of the economic risks and benefits arising from the VIEs. As a result, we include the financial results of each of~~ and, through us, our shareholders do not own any equity interests in the VIEs. Investors in our ADSs and Shares are purchasing equity securities of a Cayman Islands holding company rather than equity securities issued by our consolidated subsidiaries and the VIEs.

Investing in our company involves certain risks related to the VIE structure adopted by our company. In particular, if the PRC government deems that the contractual arrangements in relation to the VIEs do not comply with PRC regulations on foreign investment, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to penalties, or be forced to relinquish our interests in the operation of the VIEs, and we would no longer be able to consolidate the financial results of the VIEs in our consolidated financial statements. This would likely materially and adversely affect our business, financial results and the trading prices of our ADSs, Shares and/or other securities, including causing the value of such securities to significantly decline or become worthless. Contractual arrangements in relation to the VIEs have not been tested in a court of law. See “ — Risks Related to Our Corporate Structure” for more details on the risks relating to the VIE structure.

Our Corporate Structure

Like many large scale, multinational companies with businesses around the world and across industries, we conduct our business through a large number of Chinese and foreign operating entities ~~as we continue to expand through organic growth and acquisitions and consolidations of new businesses~~, including VIEs. The chart below summarizes our corporate structure as of March 31, 2022 and identifies the subsidiaries and ~~variable interest entities~~ VIEs that together are representative of ~~our~~ the major businesses operated by our company, including our significant subsidiaries, as that term is defined under Section 1-02 of Regulation S-X under the U.S. Securities Act, and other representative subsidiaries, which we collectively refer to as our major subsidiaries, as well the corresponding representative VIEs, which we refer to as the representative VIEs:

VIE Structure

The contractual relationships with the VIEs provide us the power to direct the activities of the VIEs and the obligation to absorb losses or the right to receive benefits from the VIEs, such that we are the primary beneficiary for accounting purposes and therefore consolidate the VIEs. As a result, we include the financial results of each of the VIEs in our consolidated financial statements in accordance with U.S. GAAP.

The following diagram is a simplified illustration of the typical ownership structure and contractual arrangements for VIEs:

For most of the ~~variable interest entities~~ VIEs, ~~we~~ our company uses a different structure, or the Enhanced VIE Structure. The Enhanced VIE Structure maintains the primary legal framework that we and many peer companies in our industry have adopted to operate businesses in which foreign investment is restricted or prohibited in the PRC. We may also create additional holding structures in the future ~~to further enhance the VIE structure~~.

Under the Enhanced VIE Structure, a ~~variable interest entity~~ VIE is typically held by a PRC limited liability company, instead of individuals. This PRC limited liability company is directly or indirectly owned by two PRC limited partnerships, each of which holds 50% of the equity interest. Each of these partnerships is comprised of (i) a PRC limited liability company, as general partner (which is formed by a number of selected members of the Alibaba Partnership and our management who are PRC citizens), and (ii) the same group of natural persons, as limited partners. Under the terms of the relevant partnership agreements, the natural person limited partners must be members of the Alibaba Partnership or our management who are PRC citizens and as designated by the general partner of the partnership.

For our representative VIEs, these individuals are Daniel Yong Zhang, Jessie Junfang Zheng, Xiaofeng Shao, Zeming Wu and Angel Ying Zhao (with respect to each of Zhejiang Taobao Network Co., Ltd., Zhejiang Tmall Network Co., Ltd., Hangzhou Alibaba Advertising Co., Ltd., Hangzhou Ali Venture Capital Co., Ltd., Shanghai Rajax Information Technology Co., Ltd. and Alibaba Cloud Computing Ltd.), and Sophie Minzhi Wu, Li Cheng, Jeff Jianfeng Zhang, Fang Jiang and Winnie Jia Wen (with respect to Alibaba Culture Entertainment Co., Ltd.). Because Angel Ying Zhao and Sophie Minzhi Wu are no longer member of the Alibaba Partnership, we are in the process of replacing these two individuals.

Under the Enhanced VIE Structure, the designated subsidiary, on the one hand, and the corresponding VIE and the multiple layers of legal entities above the VIE, as well as the natural persons described above, on the other hand, enter into contractual arrangements, which are substantially similar to the contractual arrangements we have historically used for variable interest entities.

The following diagram is a simplified illustration of the typical ownership structure and contractual arrangements of the VIEs under the Enhanced VIE Structure:

Contracts that Give Us ~~Effective Control~~ the Power to Direct the Activities of the Variable Interest Entities for Accounting Purpose

Loan Agreements

Pursuant to the relevant loan agreement, our respective subsidiary has granted a loan to the relevant variable interest entity equity holders, which may only be used for the purpose of its business operation activities agreed by our subsidiary or the acquisition of the relevant variable interest entity.

Exclusive Call Option Agreements

Under the Enhanced VIE Structure, each relevant variable interest entity and its equity holders has jointly granted our relevant subsidiary (A) an exclusive call option to request the relevant variable interest entity to decrease its registered capital and (B) an exclusive call option to subscribe for the increased capital of relevant variable interest entity.

Proxy Agreements

Pursuant to the relevant proxy agreement, each of the variable interest entity equity holders irrevocably authorizes any person designated by our subsidiary to exercise the rights of the equity holder of the variable interest entity, including without limitation the right to vote and appoint directors.

Equity Pledge Agreements

Pursuant to the relevant equity pledge agreement, the relevant variable interest entity equity holders have pledged all of their interests in the equity of the variable interest entity as a continuing first priority security interest in favor of the corresponding subsidiary to secure the outstanding amounts advanced under the relevant loan agreements described above and to secure the performance of obligations by the variable interest entity and/or its equity holders under the other structure contracts. Each subsidiary is entitled to exercise its right to dispose of the variable interest entity equity holders’ pledged interests in the equity of the variable interest entity and has priority in receiving payment by the application of proceeds from the auction or sale of the pledged interests, in the event of any breach or default under the loan agreement or other structure contracts, if applicable.

Contracts that ~~Enable~~ Give Us the Obligation to Absorb Losses or the Right to Receive ~~Substantially All of the Economic~~ Benefits from the Variable Interest Entities for Accounting Purpose

Exclusive Services Agreements

Under the Enhanced VIE Structure, each relevant variable interest entity has entered into an exclusive service agreement with the respective subsidiary, pursuant to which our relevant subsidiary provides exclusive services to the variable interest entity. In exchange, the variable interest entity pays a service fee to our subsidiary, the amount of which shall be determined, to the extent permitted by applicable PRC laws as proposed by our subsidiary, resulting in a transfer of substantially all of the profits from the variable interest entity to our subsidiary.

For a more detailed summary of such contractual arrangements, see “Item 4. Information on the Company — C. Organizational Structure — Contracts that Give Us the Power to Direct the Activities of the Variable Interest Entities for Accounting Purpose” and “— Contracts that Give Us the Obligation to Absorb Losses or the Right to Receive Benefits from the Variable Interest Entities for Accounting Purpose.”

If the VIEs or their equity holders fail to perform their respective obligations under the contractual arrangements, we will have to enforce our rights under the contractual arrangements through the operations of PRC law and arbitral or judicial agencies, which may be costly and time-consuming and will be subject to uncertainties in the PRC legal system, including the uncertainty resulting from the fact that these VIE contracts have not been tested in a PRC court. Consequently, the contractual arrangements may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership. The contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration or court proceedings in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. Uncertainties regarding the interpretation and enforcement of the relevant PRC laws and regulations could limit our ability to enforce the contractual arrangements. Under PRC law, if the losing parties fail to carry out the arbitration awards or court judgments within a prescribed time limit, the prevailing parties may only enforce the arbitration awards or court judgments in PRC courts, which would require additional expense and delay. In the event we are unable to enforce the contractual arrangements, we may not be able to exert effective control over the VIEs, and our ability to conduct our business, as well as our financial condition and results of operations, may be materially and adversely affected. See “— D. Risk Factors — Risks Related to Our Corporate Structure — Our contractual arrangements may not be as effective in providing control over the VIEs as direct ownership” and “— Any failure by the VIEs or their equity holders to perform their obligations under the contractual arrangements would have a material adverse effect on our business, financial condition and results of operations. ”

Variable Interest Entity Financial Information

The following tables present the condensed consolidating schedule of operations and cash flows information for the fiscal years ended March 31, 2020, 2021 and 2022, and condensed consolidating schedule of balance sheet information as of March 31, 2021 and 2022 for:

•	Alibaba Group Holding Limited (“Parent”);

•	the variable interest entities, including their subsidiaries, that together account for a significant majority of total revenue and assets of the variable interest entities as a group, which we collectively refer to as the “major variable interest entities and their subsidiaries”;

•	subsidiaries that are, for accounting purposes only, the primary beneficiaries of the major variable interest entities; and

•	other subsidiaries and consolidated entities, which include variable interest entities that are not major variable interest entities.

We conduct our business through a large number of subsidiaries and consolidated entities. We are presenting the condensed consolidating information for the major variable interest entities only. We believe this presentation provides a reasonably adequate basis for investors to evaluate the assets, operations and overall significance of the variable interest entities as a group, as well as the nature and amounts associated with intercompany transactions. The large number of variable interest entities not included as major variable interest entities are individually, and in the aggregate, not material for our company taken as a whole. To include them in the presentation would require tremendous time and efforts to prepare condensed consolidating schedules for them, which we do not believe would provide meaningful additional information to investors.

The amounts shown in the tables do not reconcile directly to financial information presented for the variable interest entities in our audited consolidated financial statements.

Although the variable interest entities hold licenses and approvals and assets for regulated activities that are necessary for our business operations, as well as certain equity investments in businesses, to which foreign investments are typically restricted or prohibited under applicable PRC law, we hold the significant majority of assets and operations in our subsidiaries and the significant majority of our revenue is captured directly by our subsidiaries. Therefore, our subsidiaries directly capture the significant majority of the profits and associated cash flow from operations, without having to rely on contractual arrangements to transfer cash flow from the variable interest entities to our subsidiaries.

	For the year ended March 31, 2022
	Parent	Other Subsidiaries and Consolidated Entities	Major VIEs and their subsidiaries		Primary Beneficiaries of Major VIEs	Eliminations	Consolidated Total
	RMB	RMB	RMB		RMB	RMB	RMB	US$
	(in millions)
Revenue from third parties	—	691,997	87,337		73,728	—	853,062	134,567
Revenue from group companies	—	75,610	8,485		160,947	(245,042)	—	—
Total cost and expenses	(444)	(771,883)	(96,262	)(1)	(189,014)	274,179	(783,424)	(123,582)
Income from subsidiaries and VIEs	63,745	81,515	—		5,284	(150,544)	—	—
Income (loss) from operations	63,301	77,239	(440)		50,945	(121,407)	69,638	10,985
Other income and expenses	(1,342)	(27,923)	5,227		43,087	(29,137)	(10,088)	(1,591)
Income tax expenses	—	(15,506)	(258)		(11,051)	—	(26,815)	(4,230)
Share of results of equity method investees	—	15,055	755		(1,466)	—	14,344	2,263
Net income	61,959	48,865	5,284		81,515	(150,544)	47,079	7,427
Net loss attributable to noncontrolling interests	—	15,170	—		—	—	15,170	2,393
Accretion of mezzanine equity	—	(290)	—		—	—	(290)	(46)
Net income attributable to ordinary shareholders	61,959	63,745	5,284		81,515	(150,544)	61,959	9,774

	For the year ended March 31, 2021
	Parent	Other Subsidiaries and Consolidated Entities	Major VIEs and their subsidiaries		Primary Beneficiaries of Major VIEs	Eliminations	Consolidated Total
	RMB	RMB	RMB		RMB	RMB	RMB

	(in millions)
Revenue from third parties	—	563,077	71,455		82,757	—	717,289
Revenue from group companies	—	85,667	10,854		165,263	(261,784)	—
Total cost and expenses	(614)	(658,139)	(83,164	)(1)	(178,855)	293,161	(627,611)
Income from subsidiaries and VIEs	150,515	107,740	—		3,362	(261,617)	—
Income (loss) from operations	149,901	98,345	(855)		72,527	(230,240)	89,678
Other income and expenses	407	47,377	5,940		53,553	(31,377)	75,900
Income tax expenses	—	(16,959)	(1,249)		(11,070)	—	(29,278)
Share of results of equity method investees	—	14,825	(571)		(7,270)	—	6,984
Net income	150,308	143,588	3,265		107,740	(261,617)	143,284
Net loss attributable to noncontrolling interests	—	7,197	97		—	—	7,294
Accretion of mezzanine equity	—	(270)	—		—	—	(270)
Net income attributable to ordinary shareholders	150,308	150,515	3,362		107,740	(261,617)	150,308

	For the year ended March 31, 2020
	Parent	Other Subsidiaries and Consolidated Entities	Major VIEs and their subsidiaries		Primary Beneficiaries of Major VIEs	Eliminations	Consolidated Total
	RMB	RMB	RMB		RMB	RMB	RMB

	(in millions)
Revenue from third parties	—	383,771	69,027		56,913	—	509,711
Revenue from group companies	—	49,927	7,558		141,438	(198,923)	—
Total cost and expenses	(973)	(447,920)	(77,666	)(1)	(117,645)	225,923	(418,281)
Income from subsidiaries and VIEs	155,175	81,261	—		(976)	(235,460)	—
Income (loss) from operations	154,202	67,039	(1,081)		79,730	(208,460)	91,430
Other income and expenses	(4,939)	84,422	35		22,697	(27,000)	75,215
Income tax expenses	—	(9,169)	73		(11,466)	—	(20,562)
Share of results of equity method investees	—	4,118	(151)		(9,700)	—	(5,733)
Net income (loss)	149,263	146,410	(1,124)		81,261	(235,460)	140,350
Net loss attributable to noncontrolling interests	—	8,935	148		—	—	9,083
Accretion of mezzanine equity	—	(170)	—		—	—	(170)
Net income (loss) attributable to ordinary shareholders	149,263	155,175	(976)		81,261	(235,460)	149,263

Note:

(1)	These include technical service fee incurred by major VIEs and their subsidiaries for exclusive technical service provided by primary beneficiaries of major VIEs to major VIEs and their subsidiaries in the amounts of RMB21,257 million, RMB18,698 million and RMB17,225 million for the years ended March 31, 2020, 2021 and 2022, respectively.

	For the year ended March 31, 2022
	Parent	Other Subsidiaries and Consolidated Entities	Major VIEs and their subsidiaries	Primary Beneficiaries of Major VIEs	Eliminations	Consolidated Total
	RMB	RMB	RMB	RMB	RMB	RMB	US$

		(in millions)
Net cash (used in) provided by operating activities	(4,739)	219,750	18,811	21,498	(112,561)	142,759	22,520
Net cash used in investing activities	(20,188)	(235,528)	(15,672)	(32,365)	105,161	(198,592)	(31,327)
Net cash provided by (used in) financing activities	24,920	(51,502)	(9,099)	(36,168)	7,400	(64,449)	(10,167)
Effect of exchange rate changes on cash and cash equivalents, restricted cash and escrow receivables	(36)	(8,798)	—	—	—	(8,834)	(1,394)
Net decrease in cash and cash equivalents, restricted cash and escrow receivables	(43)	(76,078)	(5,960)	(47,035)	—	(129,116)	(20,368)
Cash and Cash equivalents, restricted cash and escrow receivables at the beginning of the year	430	251,944	10,497	93,598	—	356,469	56,232
Cash and Cash equivalents, restricted cash and escrow receivables at the end of the year	387	175,866	4,537	46,563	—	227,353	35,864

	For the year ended March 31, 2021
	Parent	Other Subsidiaries and Consolidated Entities	Major VIEs and their subsidiaries	Primary Beneficiaries of Major VIEs	Eliminations	Consolidated Total
	RMB	RMB	RMB	RMB	RMB	RMB

	(in millions)
Net cash provided by operating activities	33,796	210,082	808	56,727	(69,627)	231,786
Net cash used in investing activities	(70,623)	(147,242)	(17,764)	(70,138)	61,573	(244,194)
Net cash provided by (used in) financing activities	36,570	(31,875)	13,726	3,607	8,054	30,082
Effect of exchange rate changes on cash and cash equivalents, restricted cash and escrow receivables	(114)	(7,073)	—	—	—	(7,187)
Net (decrease) increase in cash and cash equivalents, restricted cash and escrow receivables	(371)	23,892	(3,230)	(9,804)	—	10,487
Cash and Cash equivalents, restricted cash and escrow receivables at the beginning of the year	801	228,052	13,727	103,402	—	345,982
Cash and Cash equivalents, restricted cash and escrow receivables at the end of the year	430	251,944	10,497	93,598	—	356,469

	For the year ended March 31, 2020
	Parent	Other Subsidiaries and Consolidated Entities	Major VIEs and their subsidiaries	Primary Beneficiaries of Major VIEs	Eliminations	Consolidated Total
	RMB	RMB	RMB	RMB	RMB	RMB

	(in millions)
Net cash provided by operating activities	22,792	147,191	325	125,754	(115,455)	180,607
Net cash used in investing activities	(104,463)	(98,820)	(6,627)	(16,830)	118,668	(108,072)
Net cash provided by (used in) financing activities	75,493	79,794	7,757	(88,978)	(3,213)	70,853
Effect of exchange rate changes on cash and cash equivalents, restricted cash and escrow receivables	361	3,739	—	—	—	4,100
Net (decrease) increase in cash and cash equivalents, restricted cash and escrow receivables	(5,817)	131,904	1,455	19,946	—	147,488
Cash and Cash equivalents, restricted cash and escrow receivables at the beginning of the year	6,618	96,148	12,272	83,456	—	198,494
Cash and Cash equivalents, restricted cash and escrow receivables at the end of the year	801	228,052	13,727	103,402	—	345,982

	As at March 31, 2022
	Parent	Other Subsidiaries and Consolidated Entities	Major VIEs and their subsidiaries	Primary Beneficiaries of Major VIEs	Eliminations	Consolidated Total
	RMB	RMB	RMB	RMB	RMB	RMB	US$

	(in millions)
Cash and cash equivalents and short-term investments	387	272,254	14,208	159,563	—	446,412	70,420
Investments in equity method investees and equity securities and other investments	—	397,390	33,989	20,547	—	451,926	71,290
Accounts receivable, net of allowance	—	11,853	20,074	886	—	32,813	5,176
Amounts due from group companies	163,476	282,817	23,556	174,120	(643,969)	—	—
Prepayments and other assets	767	198,263	14,227	50,527	—	263,784	41,611
Interest in subsidiaries and VIEs	994,066	114,798	—	(129)	(1,108,735)	—	—
Property and equipment and intangible assets	—	198,691	6,972	25,374	—	231,037	36,445
Goodwill	—	267,548	2,033	—	—	269,581	42,525
Total assets	1,158,696	1,743,614	115,059	430,888	(1,752,704)	1,695,553	267,467
Amounts due to group companies	88,887	253,725	71,038	230,319	(643,969)	—	—
Accrued and other liabilities	121,330	308,763	31,024	81,770	—	542,887	85,638
Deferred revenue and customer advances	—	53,501	12,971	4,001	—	70,473	11,117
Total liabilities	210,217	615,989	115,033	316,090	(643,969)	613,360	96,755
Mezzanine equity	—	9,655	—	—	—	9,655	1,523
Total shareholders’ equity	948,479	994,066	(129)	114,798	(1,108,735)	948,479	149,619
Noncontrolling interests	—	123,904	155	—	—	124,059	19,570
Total liabilities, mezzanine equity and equity	1,158,696	1,743,614	115,059	430,888	(1,752,704)	1,695,553	267,467

	As at March 31, 2021
	Parent	Other Subsidiaries and Consolidated Entities	Major VIEs and their Subsidiaries	Primary Beneficiaries of Major VIEs	Eliminations	Consolidated Total
	RMB	RMB	RMB	RMB	RMB	RMB

	(in millions)
Cash and cash equivalents and short-term investments	430	294,463	14,847	163,898	—	473,638
Investments in equity method investees and equity securities and other investments	—	383,001	40,212	24,004	—	447,217
Accounts receivable, net of allowance	—	9,828	16,658	590	—	27,076
Amounts due from group companies	162,927	132,221	16,128	144,430	(455,706)	—
Prepayments and other assets	187	172,266	11,111	47,707	—	231,271
Interest in subsidiaries and VIEs	917,878	157,331	—	(6,577)	(1,068,632)	—
Property and equipment and intangible assets	—	188,107	6,577	23,561	—	218,245
Goodwill	—	290,715	2,056	—	—	292,771
Total assets	1,081,422	1,627,932	107,589	397,613	(1,524,338)	1,690,218
Amounts due to group companies	9,320	227,775	76,792	141,819	(455,706)	—
Accrued and other liabilities	134,632	286,351	24,764	95,190	—	540,937
Deferred revenue and customer advances	—	49,669	12,705	3,273	—	65,647
Total liabilities	143,952	563,795	114,261	240,282	(455,706)	606,584
Mezzanine equity	—	8,673	—	—	—	8,673
Total shareholders’ equity	937,470	917,878	(6,577)	157,331	(1,068,632)	937,470
Noncontrolling interests	—	137,586	(95)	—	—	137,491
Total liabilities, mezzanine equity and equity	1,081,422	1,627,932	107,589	397,613	(1,524,338)	1,690,218

Key Information Related to Doing Business in the People’s Republic of China

Risks and Uncertainties Related to Doing Business in the People’s Republic of China

We face various legal and operational risks and uncertainties as a company based in and primarily operating in China. Most of our operations are conducted in the PRC, and are governed by PRC laws, rules and regulations. Our PRC subsidiaries are subject to laws, rules and regulations applicable to foreign investment in China. Because PRC laws, rules and regulations are relatively new and quickly evolving, and because of the limited number of published decisions and the non-precedential nature of these decisions, and because the laws, rules and regulations often give the relevant regulator certain discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. Therefore, it is possible that our existing operations may be found not to be in full compliance with relevant laws and regulations in the future. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation. See “— D. Risk Factors — Risks Related to Doing Business in the People’s Republic of China — There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations, and changes in policies, laws, rules and regulations in the PRC could adversely affect us.”

The PRC government has significant oversight and discretion over the conduct of our business, and may intervene in or influence our operations through adopting and enforcing rules and regulatory requirements. For example, in recent years the PRC government, has enhanced regulation in areas such as anti-monopoly, anti-unfair competition, cybersecurity and data privacy. See “— D. Risk Factors — Risks Related to Our Business and Industry — We are subject to a broad range of laws and regulations, and future laws and regulations may impose additional requirements and other obligations that could materially and adversely affect our business, financial condition and results of operations, as well as the trading prices of our ADSs, Shares and/or other securities.”; “— Claims or regulatory actions under competition laws against us may result in our being subject to fines, constraints on our business and damage to our reputation.”; “— PRC regulations regarding acquisitions impose significant regulatory approval and review requirements, which could make it more difficult for us to pursue growth through acquisitions and subject us to fines or other administrative penalties.”; and “— Our business is subject to complex and evolving domestic and international laws and regulations regarding privacy and data protection. These laws and regulations can be complex and stringent, and many are subject to change and uncertain interpretation, which could result in claims, changes to our data and other business practices, regulatory investigations, litigation, penalties, increased cost of operations, or declines in user growth or engagement, or otherwise affect our business.” The Chinese government may further promulgate relevant laws, rules and regulations that may impose additional and significant obligations and liabilities on Chinese companies. These laws and regulations can be complex and stringent, and many are subject to change and uncertain interpretation, which could result in claims, change to our data and other business practices, regulatory investigations, penalties, increased cost of operations, or declines in user growth or engagement, or otherwise affect our business. As a result, the trading prices of our ADSs and Shares could significantly decline or become worthless.

In addition, the PRC government has announced its plans to enhance its regulatory oversight of Chinese companies listing overseas, including enhanced oversight of overseas equity financing and listing by Chinese companies. Such new regulatory requirements could significantly limit or completely hinder our ability and the ability of our subsidiaries to obtain external financing through the issuance of equity securities overseas and cause the value of our securities, including our ADSs and Shares, to significantly decline or become worthless. See “— D. Risk Factors — Risks Related to Doing Business in the People’s Republic of China — There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations, and changes in policies, laws, rules and regulations in the PRC could adversely affect us.”; and “— D. Risk Factors — Risks Related to Our Business and Industry — We may need additional capital but may not be able to obtain it on favorable terms or at all.”

Permissions and Approvals Required to be Obtained from PRC Authorities for our Business Operations

We believe that our consolidated subsidiaries and the VIEs in China have received the ~~requisite~~ material licenses, permissions and approvals from the PRC authorities as are necessary for our ~~material~~ business operations in China. Please see “— D. Risk Factors — Risks Related to Our Business and Industry — We are subject to a broad range of laws and regulations, and future laws and regulations may impose additional requirements and other obligations that could materially and adversely affect our business, financial condition and results of operations, as well as the trading prices of our ADSs, Shares and/or other securities” and “— We rely on Alipay to conduct substantially all of the payment processing and all of the escrow services on our marketplaces. If services and products provided by Alipay or Ant Group’s other businesses are limited, restricted, curtailed or degraded in any way, or become unavailable to us or our users for any reason, our business may be materially and adversely affected.” Such licenses, permits, registrations and filings include, among others, Value-added Telecommunication License, License for Online Transmission of Audio-Visual Programs, Network Cultural Business License, Online Publishing Service License and License for Surveying and Mapping.

If we, our consolidated subsidiaries or the VIEs in China (i) do not maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change, and we or the VIEs are required to obtain such permissions or approvals in the future, we may be unable to obtain such necessary approvals, permits, registrations or filings in a timely manner, or at all, and such approvals, permits, registrations or filings may be rescinded even if obtained. Any such circumstance may subject us to fines and other regulatory, civil or criminal liabilities, and we may be ordered by the competent PRC authorities to suspend relevant operations, which could materially and adversely affect our business, financial condition, results of operations and prospects.

Furthermore, if the PRC government determines that the contractual arrangements constituting part of ~~our~~ the VIE structure adopted by us do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, our securities may decline in value or become worthless if the determinations, changes, or interpretations result in our inability to assert contractual control over the assets of our consolidated subsidiaries and the VIEs in China that conduct a significant portion of our business operations.

In addition, there are substantial uncertainties as to whether ~~our~~ the VIE structure adopted by us may be deemed as a method of foreign investment in the future. If the VIE structure adopted by us were to be deemed as a method of foreign investment under any future laws, regulations and rules, and if any of our business operations were to fall under the “Negative List” for foreign investment, we would need to take further actions in order to comply with these laws, regulations and rules, which may materially and adversely affect our current corporate structure, business, financial condition and results of operations. See “— D. Risk Factors — Risks Related to Our Corporate Structure — Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and its implementing rules and other regulations and how they may impact the viability of our current corporate structure, business, financial condition and results of operations.”

Given the uncertainties relating to the interpretation and enforcement of PRC laws, rules and regulations, it is possible that our existing operations may be found not to be in full compliance with relevant laws and regulations in the future. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation. For more detailed information, see “— D. Risk Factors — Risks Related to Doing Business in the People’s Republic of China — There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations, and changes in policies, laws, rules and regulations in the PRC could adversely affect us.”

Permissions and Approvals Required to be Obtained from PRC Authorities for our Securities Offerings

The PRC government has announced its plans to enhance its regulatory oversight of Chinese companies listing overseas. In connection with our prior securities offerings and overseas listings, under PRC laws and regulations in effect as of the date of this annual report, after consulting our PRC legal counsel, Fangda Partners, we are not aware of any PRC laws or regulations which explicitly require us to obtain any permission from the CSRC or other Chinese authorities, and we, our consolidated subsidiaries and the VIEs in China (i) have not been required to obtain any permission from or complete any filing with, ~~and~~ (ii) have not been required to go through a cybersecurity review by ~~PRC authorities~~ the Cyberspace Administration of China, and (iii) have not received or were denied such requisite permissions by any PRC authority. There are uncertainties with respect to how PRC authorities will regulate overseas securities offerings and overseas listings in general, as well as the interpretation and implementation of any related regulations. Although we intend to fully comply with the then effective relevant laws and regulations applicable to any securities offerings we may conduct, there are uncertainties with respect to whether we will be able to fully comply with requirements to obtain any permissions and approvals from, or complete any reporting or filing procedures with, PRC authorities that may be in effect in the future. If we, our consolidated subsidiaries or the VIEs in China (i) do not maintain such permissions or approvals, (ii) inadvertently conclude that such permissions, approvals or filing or reporting are not required, or (iii) applicable laws, regulations, or interpretations change, and we or the VIEs are required to obtain such permissions, approvals or filing or reporting in the future, we may be unable to obtain such necessary approvals, permits, registrations or filings in a timely manner, or at all, and such approvals, permits, registrations or filings may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors and cause our securities to decline in value or become worthless. For more detailed information, see “— D. Risk Factors — Risks Related to Doing Business in the People’s Republic of China — There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations, and changes in policies, laws, rules and regulations in the PRC could adversely affect us” and “— We may need additional capital but may not be able to obtain it on favorable terms or at all.”

Holding Foreign Companies Accountable Act

In recent years, U.S. regulators have continued to express their concerns about challenges in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. More recently, as part of increased regulatory focus in the United States on access to audit information, the United States enacted the Holding Foreign Companies Accountable Act, or the HFCA Act, in December 2020. The HFCA Act includes requirements for the SEC to identify issuers whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. In addition, if the auditor of a U.S. listed company’s financial statements is not subject to PCAOB inspections for three consecutive “non-inspection” years after the law becomes effective, the SEC is required to prohibit the securities of such issuer from being traded on a U.S. national securities exchange, such as the NYSE, or in U.S. over-the-counter markets. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which if enacted into law would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive “non-inspection” years instead of three. On February 4, 2022, the U.S. House of Representatives passed the America Creating Opportunities for Manufacturing, Pre-Eminence in Technology, and Economic Strength Act of 2022, which also includes the accelerating provisions of the Accelerating Holding Foreign Companies Accountable Act.

On December 16, 2021, the PCAOB issued its report notifying the SEC of its determination that it is unable to inspect or investigate completely accounting firms headquartered in China or Hong Kong, including our independent registered public accounting firm, PricewaterhouseCoopers. ~~In March~~ On August 22, 2022, the SEC ~~began identifying “commission-identified issuers” that are not in compliance with the accounting-related procedures of the HFCA Act and could be subject to potential delisting from U.S. exchanges over time. Based on the HFCA Act, PCAOB Rule 6100 and the implementing rules of the SEC, we expect that we will be identified as a “commission-identified issuer”~~ added us to its conclusive list of issuers identified under the HFCA Act, following the filing of ~~this~~ our annual report on Form 20-F with the SEC on July 26, 2022. ~~Accordingly, if the PCAOB is not able to inspect our auditor~~ As a result, our securities may be prohibited from trading on or delisted from the NYSE or other U.S. stock exchange under the HFCA Act by 2024, or 2023 if the Accelerating Foreign Companies Accountable Act is enacted into law. On August 26, 2022, the PCAOB signed a Statement of Protocol, or the PCAOB Statement of Protocol, with the CSRC and the MOF, taking the first step toward opening access for the PCAOB to inspect and investigate completely registered public accounting firms headquartered in China and Hong Kong. However, there are still uncertainties regarding whether or not the PCAOB can inspect and investigate completely accounting firms headquartered in China or Hong Kong.

Delisting of our ADSs would force our U.S.-based shareholders to sell their ADSs or convert them into Shares listed in Hong Kong. Although we are listed in Hong Kong, investors may face difficulties in migrating their underlying ordinary shares to Hong Kong, or may have to incur increased costs or suffer losses in order to do so. The market prices of our ADSs and/or other securities could be adversely affected as a result of anticipated negative impacts of the HFCA Act upon, as well as negative investor sentiment towards, China-based companies listed in the United States, regardless of our actual operating performance. “— D. Risk Factors — Risks Related to Doing Business in the People’s Republic of China — Our ADSs will be delisted and our ADSs and shares prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCA Act, if the PCAOB is unable to inspect or investigate completely auditors located in China.”

Cash Flows through Our Company

We are a holding company with no operation other than ownership of operating subsidiaries in mainland China, Hong Kong S.A.R., and elsewhere that own and operate our marketplaces and other businesses as well as a portfolio of intellectual property rights. As a result, we rely on dividends and other distributions paid by our operating subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distribution to our shareholders, fund inter-company loans, service outstanding debts and pay our expenses. If our operating subsidiaries incur additional debt on their own, the instruments governing the debt may restrict the ability of our operating subsidiaries to pay dividends or make other distributions or remittances, including loans, to us.

Our holding company structure differs from some of our peers in that, although the variable interest entities hold licenses and approvals and assets for regulated activities that are necessary for our business operations, as well as certain equity interests in businesses, to which foreign investments are typically restricted or prohibited under applicable PRC law, we hold the significant majority of assets and operations in our subsidiaries and the significant majority of our revenue is captured directly by our subsidiaries. Therefore, our subsidiaries directly capture the significant majority of profits and associated cash flow from operations, without having to rely on contractual arrangements to transfer cash flow from the variable interest entities to our subsidiaries. In fiscal years 2020, 2021 and 2022, the significant majority of our revenues were generated by our subsidiaries. See “Item 4. Information on the Company — C. Organizational Structure” for a description of these contractual arrangements and the structure of our company. Also see “ — Variable Interest Entity Financial Information” for further financial information of Alibaba Group Holding Limited, the major variable interest entities and their subsidiaries, our subsidiaries that are, for accounting purposes only, the primary beneficiaries of the major variable interest entities, and other subsidiaries and consolidated entities.

Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Applicable PRC law permits payment of dividends to us by our operating subsidiaries in China only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Our operating subsidiaries in China are also required to set aside a portion of their net income, if any, each year to fund general reserves for appropriations until this reserve has reached 50% of the related subsidiary’s registered capital. These reserves are not distributable as cash dividends. In addition, registered share capital and capital reserve accounts are also restricted from distribution. As of March 31, 2022, these restricted net assets totaled RMB165.6 billion (US$26.1 billion). See note 23 to our audited consolidated financial statements included in this annual report. Also see “Item 3. Key Information — D. Risk Factors — We rely to a significant extent on dividends, loans and other distributions on equity paid by our operating subsidiaries in China.” Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to certain restrictions on currency exchange or outbound capital flows. See “Item 3. Key Information – D. Risk Factors — Restrictions on currency exchange or outbound capital flows may limit our ability to utilize our PRC revenue effectively.”

Under the PRC Enterprise Income Tax Law, a withholding tax of 5% to 10% is generally levied on dividends declared by companies in China to their non-resident enterprise investors. As of March 31, 2022, we have accrued the withholding tax on substantially all of the earnings distributable by our subsidiaries in China, except for those being reserved for permanent reinvestment in China of RMB176.4 billion (US$27.8 billion). See “ — Component of Results of Operations — Taxation — PRC Withholding Tax.”

We do not have specific cash management policies in place that dictate how funds are transferred between Alibaba Group Holding Limited, our subsidiaries, the VIEs or our investors. However, we have implemented procedures and control mechanisms to manage the transfer of funds within our organization to support our business needs and in compliance with applicable laws and regulations.

For the years ended March 31, 2020, 2021 and 2022, Alibaba Group Holding Limited provided capital contributions and loans, and repaid loans, in the aggregate amounts of RMB168,348 million, RMB70,623 million and RMB20,188 million (US$3,185 million), respectively, to our subsidiaries, and our subsidiaries provided dividends and loans, and repaid loans, in the aggregate amounts of RMB79,306 million, RMB43,078 million and RMB95,621 million (US$15,084 million), respectively, to Alibaba Group Holding Limited.

For the years ended March 31, 2020, 2021 and 2022, our subsidiaries provided loans and repaid loans, in the aggregate amounts of RMB9,358 million, RMB20,865 million and RMB2,539 million (US$401 million) to the variable interest entities, and the variable interest entities provided loans, repaid loans and paid technical service fees to our subsidiaries in the aggregate amounts of RMB855 million, RMB5,575 million and RMB24,404 million (US$3,850 million), respectively. We have settled and will continue to settle fees under the contractual arrangements with the variable interest entities.

We have not declared or paid any dividends on our ordinary shares. We have no present plan to pay any dividends on our ordinary shares in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information — E. Taxation.”

Annex B

To be revised on the 2023 Form 20-F under “Item 3. Key Information — D. Risk Factors — Summary of Risk Factors”:

Risks and uncertainties related to doing business in the PRC include risks and uncertainties associated with the following:

•	changes and developments in the political and economic policies of the PRC government, including but not limited to that the PRC government may intervene in or influence our operations through adopting and enforcing rules and regulatory requirements;

•	uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations, including but not limited to that the PRC government plans to enhance its regulatory oversight of Chinese companies listing overseas;

•	potential delisting of our ADSs from the U.S. pursuant to the HFCA Act;

•	PRC regulations relating to investments in offshore companies and employee equity incentive plans;

•	our reliance on dividends, loans and other distributions on equity paid by our operating subsidiaries in China, the risk that restrictions on currency exchange or outbound capital flows may limit our ability to utilize the revenue generated in Renminbi to fund our business activities outside of the PRC, make investments, service any debt or pay dividends, and fluctuations in exchange rates;

•	the potential impact of PRC laws and regulations related to Internet advertisement;

•	the possibility that we may be subject to PRC income tax on our global income, and potential discontinuation of preferential tax treatments we currently enjoy; and

•	the possibility that dividends payable to foreign investors and gains on the sale of our securities by our foreign investors may become subject to PRC taxation, and uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a PRC establishment of a non-PRC company.

Annex C

To be revised on the 2023 Form 20-F under “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry”:

Our business is subject to complex and evolving domestic and international laws and regulations regarding privacy and data protection. These laws and regulations can be complex and stringent, and many are subject to change and uncertain interpretation, which could result in claims, changes to our data and other business practices, regulatory investigations, litigation, penalties, increased cost of operations, or declines in user growth or engagement, or otherwise affect our business.

Regulatory authorities in China and around the world have recently implemented, and may in the future continue to implement, further legislative and regulatory proposals concerning privacy and data protection, including particularly relating to the protection of personal information and cross-border data transmission, which could impose more stringent requirements on us. In addition, the interpretation and application of data protection laws are often uncertain, in flux and complicated. It is possible that existing or newly introduced laws and regulations, or their interpretation, application or enforcement, could significantly affect the value of our data, force us to change our data collection, data use and other business practices, cause us to incur significant compliance costs, and subject us to regulatory investigations, fines, suspension of businesses and revocation of licenses.

PRC regulatory authorities have increasingly focused on personal data and privacy protection, and promulgated a number of laws and regulations overseeing the collection and processing of personal information, including the Personal Information Protection Law and the Provisions on the Scope of Necessary Personal Information Required for Common Types of Mobile Internet Applications. These laws and regulations stipulate that (i) collection of personal information should be limited to the minimum scope necessary for achieving the processing purpose, in particular, mobile apps operators may not deny users’ basic functions and services when they opt out of the collection of unnecessary personal information, (ii) processing of personal information must be conducted with a specified and reasonable intention that is directly related to the processing purpose and in a manner that has the least impact on personal rights and interests, and (iii) entities handling personal information shall adopt necessary measures to safeguard the security of the personal information they handle. In addition, the Personal Information Protection Law requires information processors to obtain parental consent before collecting personal information of minors under the age of 14, and to adopt special rules on processing personal information of minors. Information processors are subject to liabilities for their information collection and processing activities, including correction, suspension or termination of their services as well as confiscation of illegal income, significant fines of up to 5% of revenue or other penalties. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Data and Privacy Protection.” The Cyberspace Administration of China has named a number of mobile apps, including some of ours, in regulatory announcements for failure to comply with privacy and data security regulations, and ordered these apps to rectify their data collection and use practices. Moreover, PRC regulatory authorities have also enhanced their regulation on algorithm recommendation services. According to the Administrative Provisions on Internet Information Service Algorithm Recommendation, or the Algorithm Recommendation Provisions, which came into effect on March 1, 2022, algorithm recommendation service providers shall clearly inform users of their provision of algorithm recommendation services, and make public the basic principles, intentions, and main operating mechanisms of the algorithm recommendation services. Algorithm recommendation service providers selling goods or providing services to consumers shall also protect consumers’ rights of fair trade, and are prohibited from carrying out illegal conduct such as unreasonable differentiated treatment based on consumers’ preferences, purchase behavior, or such other characteristics. In the course of our business operations, we collect information of our customers and users, including personal information, and algorithmic recommendation service is extensively used in our business. Any failure to comply with laws and regulations relevant to personal data and privacy may result in administrative liabilities, including warnings, public denouncement, fines, enforcement orders requiring us to correct, or suspending us from posting new information, suspension of business or even criminal liabilities.

PRC regulatory authorities have also stepped up efforts in safeguarding cybersecurity through conducting cybersecurity reviews. The PRC Cybersecurity Law provides that personal information and important data collected and generated by operators of critical information infrastructure in the course of their operations in the PRC should be stored in the PRC, and the law imposes heightened regulation and additional security obligations on operators of critical information infrastructure. According to the Revised Cybersecurity Review Measures, which became effective in February 2022, operators of critical information infrastructure who purchase network products and services and network platform operators who carry out data processing activities that affect or may affect national security shall be subject to cybersecurity review. Relevant PRC governmental authorities may also initiate cybersecurity review if they determine certain network products, services, or data processing activities affect or may affect national security. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Internet Security.” However, the scope of “network products or services or data processing activities that will or may affect national security” and the scope of operators of “critical information infrastructure” remain unclear. As such, substantial uncertainties exist with respect to the interpretation and implementation of such laws and measures, including uncertainties as to whether we will be subject to cybersecurity review. In 2021, the PRC government launched cybersecurity reviews against a number of mobile apps operated by several US-listed Chinese companies and prohibited relevant apps from registering new users during the review period. We expect that these areas will receive greater and continued attention and scrutiny from regulators and the public going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection, as well as negative publicity. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business, prohibition against new user registration (even for a short period of time) and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected. Moreover, in November 2021, the Cybersecurity Administration of China promulgated Draft Regulations on Network Data Security Management, or the Draft Cyber Data Security Regulations, for public comments, which set forth different scenarios where data processors shall apply for cybersecurity review, including, among others, (i) merger, reorganization or division of Internet platform operators with significant data resources related to national security, economic development or public interests that affects or may affect national security; (ii) overseas listing while processing over one million users’ personal information; (iii) Hong Kong listing that affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. In addition, data policies and rules and any material amendments thereof of large Internet platforms with over 100 million daily active users shall be evaluated by a third-party organization designated by the Cyberspace Administration of China and approved by the respective local branch of the Cyberspace Administration of China. There is no definite timetable as to when this draft will be enacted. As such, substantial uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation of such measures.

PRC regulatory authorities have also enhanced the supervision and regulation of cross-border data transmission. The Data Security Law which took effect in September 2021 prohibits entities and individuals in China from providing any foreign judicial or law enforcement authority with any data stored in China without approval from competent PRC authority, and sets forth the legal liabilities of entities and individuals found to be in violation of their data protection obligations, including rectification order, warning, fines, suspension of relevant business, and revocation of business permits or licenses. Moreover, ~~on July 7, 2022, the Cybersecurity Administration of China promulgated~~ the Measures for the Security Assessment of Cross-border Data Transmission promulgated by the Cybersecurity Administration of China came~~, which will come~~ into effect on September 1, 2022. According to these measures, personal data processors ~~will be~~ are subject to security assessment conducted by the Cyberspace Administration of China prior to any cross-border transfer of data if the transfer involves (i) important data; (ii) personal information transferred overseas by operators of critical information infrastructure or a data processor that has processed personal data of more than one million persons; (iii) personal information transferred overseas by a data processor who has already provided personal data of 100,000 persons or sensitive personal data of 10,000 persons overseas since January 1 of last year; or (iv) other circumstances as requested by the Cyberspace Administration of China. According to the official interpretation of the Cyberspace Administration of China, the Measures for the Security Assessment of Cross-border Data Transmission cover (1) overseas transmission and storage by data processors of data generated during PRC domestic operations, and (2) access to or use of the data collected and generated by data processors and stored in the PRC by overseas institutions, organizations or individuals. Furthermore, any cross-border data transfer activities conducted in violation of the Measures for the Security Assessment of Cross-border Data Transmission before the effectiveness of these measures are required to be rectified by March 2023. Nevertheless, ~~As of the date of this annual report, these measures have not taken effect, and~~ substantial uncertainties still exist with respect to the interpretation and implementation of these measures in practice and how they will affect our business operation.

In addition, regulators in China and other jurisdictions in which we operate may implement measures to ensure that encryption of user data does not hinder law enforcement agencies’ access to that data. For example, according to the PRC Cybersecurity Law and relevant regulations, network operators, including us, are obligated to provide assistance and support in accordance with the law for public security and national security authorities to protect national security or assist with criminal investigations. Compliance with these laws and requirements in manners that are perceived as harming privacy could lead to significant damages to our reputation and proceedings and actions against us by regulators and private parties.

We have established relevant protocols and mechanisms that aim to ensure our compliance with privacy and data protection regulations. As of the date of this annual report, we are not aware of material adverse effects on our business arising from our compliance with the PRC Cybersecurity Law, the PRC National Security Law, the Data Security Law, the Personal Information Protection Law, the Cybersecurity Review Measures and the Measures for the Security Assessment of Cross-border Data Transmission. Nevertheless, compliance with these privacy and data protection laws and regulations~~Compliance with the PRC Cybersecurity Law, the PRC National Security Law, the Data Security Law, the Personal Information Protection Law, the Cybersecurity Review Measures~~, as well as additional laws and regulations that may come into effect in the future, including ~~the Measures for the Security Assessment of Cross-border Data Transmission,~~ the Draft Cyber Data Security Regulations ~~and other data security and personal information protection laws and regulations~~, may result in significant increase in our compliance costs, force us to change our business practices, adversely affect our business performance as well as subject us to negative publicity in the future, which could harm our reputation among users and negatively affect the trading prices of our ADSs, Shares and/or other securities. ~~As~~ In particular, as many of these laws and regulations have not come into effect yet, or only came to effect recently, there are uncertainties with respect to how they will be interpreted, implemented and enforced in practice, and we may be subject to regulatory investigations, fines, suspension of businesses and revocation of licenses.

As we further expand our operations into international markets, we will be subject to additional laws in other jurisdictions where we operate and where our consumers, users, merchants, customers and other participants are located. For example, the European Commission has proposed the Digital Markets Act, the Digital Service Act and the European Data Act since 2020, which impose various requirements on data use, data sharing and data protection. Such laws, rules and regulations of other jurisdictions may be more comprehensive, detailed and nuanced in their scope, and may impose requirements and penalties that conflict with, or are more stringent than, those in China. In addition, these laws, rules and regulations may restrict the transfer of data across jurisdictions, which could impose additional and substantial operational, administrative and compliance burdens on us, and may also restrict our business activities and expansion plans, as well as impede our data-driven business strategies. Complying with laws and regulations for an increasing number of jurisdictions could require significant resources and costs. Our continued expansion into cloud services, both in China and elsewhere, will also increase the amount of data hosted on our system, as well as increase the number of jurisdictions in which we have IT systems. This, as well as the increasing number of new legal requirements in various jurisdictions, such as the GDPR and the data localization rules to Federal Law on Personal Data of Russia, present increased challenges and risks in relation to policies and procedures relating to data collection, storage, transfer, disclosure, protection and privacy, and will impose significant penalties for non-compliance. For example, penalties calculated as a percentage of global revenue may be imposed under the GDPR. The compliance requirements of the GDPR affect a number of our businesses, such as AliExpress and Alibaba Cloud. Any failure, or perceived failure, by us to comply with the above and other applicable regulatory requirements or privacy protection-related laws, rules and regulations could result in reputational damages or proceedings or actions against us by governmental entities, consumers or others. These proceedings or actions could subject us to significant penalties and negative publicity, require us to change our data and other business practices, increase our costs and severely disrupt our business, hinder our global expansion or negatively affect the trading prices of our ADSs, Shares and/or other securities.